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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25  COMMISSION FILE NUMBER 000-25205
                                                        CUSIP NUMBER 15115E 10 9
                           NOTIFICATION OF LATE FILING
(Check One):

[ ] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q and Form 10-QSB [ ] Form N-SAR

     For Period Ended: SEPTEMBER 30, 1999.

[ ] Transition Report on Form 10-K           [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F           [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

For the Transition Period Ended:

READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I - REGISTRANT INFORMATION


         Full Name of Registrant:    CELLPOINT INC.
         Former Name if Applicable:  _______________________________________

Address of Principal Executive Office (Street and Number):
         SOFIELUNDSVAGEN 4

City, State and Zip Code:
         SOLLENTUNA S-191 47, SWEDEN


PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
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PART III - NARRATIVE

         State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

         The Registrant is unable to file the subject report within the prescribed time period because the Registrant is currently in the process of obtaining additional financing, which may be completed at or just subsequent to the due date of the Registrant's Form 10QSB, which is due November 15, 1999. If the Company receives additional financing, the Company will need to revise certain forward-looking statements in its Form 10QSB.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

              LYNN DUPLESSIS       011-46-8-54490000
                  (Name)               (Area Code)         (Telephone Number)

(2) Have all other periodic reports required under section 13 [X] Yes [ ] No or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

(3) Is it anticipated that any significant change in results of [ ] Yes [X] No operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                 CELLPOINT INC.
                  --------------------------------------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: NOVEMBER 15, 1999                    By /s/ LYNN DUPLESSIS
                                               ---------------------------
                                               Lynn Duplesssis
                                               Vice President and
                                               Chief Financial Officer